UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of the RMB35,000,000 Convertible Note Financing

As previously disclosed in the Form 6-K furnished on August 15, 2024, MKDWELL Tech Inc., a British Virgin Islands company (the “Company”), and its subsidiary MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower”), a PRC-incorporated company, entered into a securities purchase agreement dated as of July 24, 2024 (the “Securities Purchase Agreement”) with a non-U.S. investor (the “Investor”), pursuant to which the Investor agreed to purchase from the Borrower a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately $4.8 million) (the “Convertible Note”) (the “Convertible Note Financing”). The Convertible Note Financing closed on August 12, 2024. On January 14, 2025, the parties to the Securities Purchase Agreement executed a Termination Agreement dated January 14, 2025 and agreed to terminate the Securities Purchase Agreement and the Convertible Note and release each other party from all other claims and liabilities. The note proceeds of RMB35,000,000 (approximately $4.8 million) have been repaid to the Investor.

The foregoing summary of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 99.1 hereto, and which is incorporated herein by reference.

Exhibit Index

99.1	Termination Agreement dated January 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	January 14, 2025